*Hong Kong iMail (Thursday, 16th May 2002)*



*... Kong Limited takes no responsibility for the contents of this ... no representation as to its accuracy or completeness and expressly disclaims ... whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

# Television Broadcasts Limited

*(Incorporated in Hong Kong with limited liability)*

## ANNOUNCEMENT

The Company announces that the Company has applied to the Government for an extension of time from 6 June 2002 to 28 February 2003 for the Company to reduce its ownership in Galaxy to less than 50% as required under the broadcasting licence of the Company.

Galaxy Satellite Broadcasting Limited ("Galaxy"), a wholly owned subsidiary of Television Broadcasts Limited ("the Company") was granted a licence to operate a domestic pay television programme service in Hong Kong on 5 December 2000. As one of the conditions for granting the pay TV licence to Galaxy, the Company is required to reduce its ownership in Galaxy to less than 50% of the equity capital of Galaxy on or before 5 June 2002 under its domestic free television programme service licence ("the Condition").

The Company is actively engaged in negotiation with potential independent investors and it is expected that more time is required to secure commitments from investors. The Company has therefore applied to the Government on 15 May 2002 for an extension of time until 28 February 2003 to enable the Company to comply with the Condition.

Further announcement will be made as soon as the Government has informed the Company with the outcome of the Company's application.

By Order of the Board
**Ho Chan Fai**
*Company Secretary*

dlw 5/29

15 May 2002, Hong Kong



To: The U.S. Securities & Exchange Commission